                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                   FORM 11-K

                              -------------------

(Mark One)

   (x) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended April 2, 1998

   OR

   ( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to _____________________


Commission File No. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

                        PHYSICIAN SALES & SERVICE, INC.
                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                (904) 332-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PSS WORLD MEDICAL, INC.
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                 (904) 332-3000

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits--April 2, 1998 and April 3, 1997.

     2. Statement of Changes in Net Assets Available for Benefits, With Fund Information for the Year Ended April 2, 1998.

                       PHYSICIAN SALES & SERVICE, INC.
                  EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                      FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF APRIL 2, 1998 AND APRIL 3, 1997
                                TOGETHER WITH
                               AUDITORS' REPORT

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        APRIL 2, 1998 AND APRIL 3, 1997


                               TABLE OF CONTENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for BenefitS--April 2, 1998 and April 3, 1997

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended April 2, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- April 2, 1998

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year
                  Ended April 2, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Physician Sales & Service, Inc. Employee Stock
Ownership and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PHYSICIAN SALES & SERVICE, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN as of April 2, 1998 and April 3, 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended April 2, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Physician Sales & Service, Inc. Employee Stock Ownership and Savings Plan as of April 2, 1998 and April 3, 1997, and the changes in net assets available for benefits for the year ended April 2, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of April 2, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits, with fund information, for the year ended April 2, 1998 is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 6, information provided by the custodian and presented in the schedule of assets held for investment purposes and reportable transactions does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


ARTHUR ANDERSEN LLP

Jacksonville, Florida
September 22, 1998

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        APRIL 2, 1998 AND APRIL 3, 1997

                                                                              1998              1997
                                                                           -----------       -----------
INVESTMENTS, AT FAIR VALUE:
  Money market:
     Alex Brown Cash Reserve Fund                                            $   273,102       $   112,814
  Mutual funds:
     Bond Fund                                                                   312,251           158,334
     Balanced Fund                                                             6,137,184         4,169,315
     Growth Fund                                                               2,872,450         1,465,953
     AIM Constellation Fund                                                    4,360,940         2,733,125
     Kaufmann Fund                                                             3,201,810         1,728,027
  Common stock:
     PSS World Medical, Inc. Stock, participant-directed                      16,245,985         9,181,963
     PSS World Medical, Inc. Stock, nonparticipant-directed
                                                                              30,619,438        20,921,338
                                                                             -----------       -----------
         Total investments                                                    64,023,160        40,470,869
                                                                             -----------       -----------
RECEIVABLES:
   Participant contributions                                                     349,941           447,316
   Employer Contributions                                                        134,496           120,000
   Other (Note 3)                                                                867,056                 0
                                                                             -----------       -----------
         Total receivables                                                     1,351,493           567,316
                                                                             -----------       -----------
  NET ASSETS AVAILABLE FOR BENEFITS                                          $65,374,653       $41,038,185
                                                                             ===========       ===========

         The accompanying notes are an integral part of this statement.

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION,

                        FOR THE YEAR ENDED APRIL 2, 1998

                                                                                     PARTICIPANT-DIRECTED
                                                    ------------------------------------------------------------------------------
                                                       ALEX
                                                       BROWN
                                                       CASH                                                  AIM
                                                      RESERVE       BOND       BALANCED       GROWTH     CONSTELLATION   KAUFMANN
                                                       FUND         FUND         FUND          FUND          FUND          FUND
                                                    ---------     --------    ----------    ----------   -------------  ----------
ADDITIONS:
 Investment income:
   Net appreciation (depreciation) in fair
    value of investments                            $     (80)    $  8,324    $  818,507    $  479,673    $  774,342    $  680,851
   Dividends and interest                               7,774       12,930       613,202       235,767       267,650        84,157
                                                    ---------     --------    ----------    ----------    ----------    ----------
      Total investment income                           7,694       21,254     1,431,709       715,440     1,041,992       765,008
                                                    ---------     --------    ----------    ----------    ----------    ----------
 Contributions:
   Employee, including rollovers                      151,516       86,285       863,759       503,490       732,841       830,598
   Employer, net of forfeitures                           267          335         9,143         3,187         6,403         3,599
                                                    ---------     --------    ----------    ----------    ----------    ----------
     Total contributions                              151,783       86,620       872,902       506,677       739,244       834,197
                                                    ---------     --------    ----------    ----------    ----------    ----------
     Total additions                                  159,477      107,874     2,304,611     1,222,117     1,781,236     1,599,205

BENEFITS PAID TO PARTICIPANTS                        (132,487)      (8,036)     (468,394)      (46,711)     (114,638)     (133,903)

INTERFUND TRANSFERS                                   133,298       54,079       131,652       231,091       (38,783)        8,481
                                                    ---------     --------    ----------    ----------    ----------    ----------
NET INCREASE                                          160,288      153,917     1,967,869     1,406,497     1,627,815     1,473,783

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                  112,814      158,334     4,169,315     1,465,953     2,733,125     1,728,027
                                                    ---------     --------    ----------    ----------    ----------    ----------
   End of year                                      $ 273,102     $312,251    $6,137,184    $2,872,450    $4,360,940    $3,201,810
                                                    =========     ========    ==========    ==========    ==========    ==========
                                                    PARTICIPANT-DIRECTED      NONPARTICIPANT-DIRECTED
                                                 -------------------------    ------------------------
                                                  PSS WORLD                    PSS WORLD
                                                 MEDICAL, INC.                MEDICAL, INC.
                                                  STOCK FUND       OTHER       STOCK FUND      OTHER         TOTAL
                                                 -------------    --------    ------------   ---------    -----------
ADDITIONS:
 Investment income:
   Net appreciation (depreciation) in fair
    value of investments                          $ 5,196,943     $ 15,966    $13,773,472    $ 147,584    $21,895,582
   Dividends and interest                               4,925            0          2,553            0      1,228,958
                                                  -----------     --------    -----------    ---------    -----------
      Total investment income                       5,201,868       15,966     13,776,025      147,584     23,124,540
                                                  -----------     --------    -----------    ---------    -----------
 Contributions:
   Employee, including rollovers                    2,011,133      (97,375)             0            0      5,082,247
   Employer, net of forfeitures                        17,880      118,530         79,186     (120,000)       118,530
                                                  -----------     --------    -----------    ---------    -----------
     Total contributions                            2,029,013       21,155         79,186     (120,000)     5,200,777
                                                  -----------     --------    -----------    ---------    -----------
     Total additions                                7,230,881       37,121     13,855,211       27,584     28,325,317

BENEFITS PAID TO PARTICIPANTS                        (925,922)           0     (2,878,230)     719,472     (3,988,849)

INTERFUND TRANSFERS                                   759,063            0     (1,278,881)           0              0
                                                  -----------     --------    -----------    ---------    -----------
NET INCREASE                                        7,064,022       37,121      9,698,100      747,056     24,336,468

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                9,181,963      447,316     20,921,338      120,000     41,038,185
                                                  -----------     --------    -----------    ---------    -----------
   End of year                                    $16,245,985     $484,437    $30,619,438    $ 867,056    $65,374,653
                                                  ===========     ========    ===========    =========    ===========

        The accompanying notes are an integral part of this statement.

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                        APRIL 2, 1998 AND APRIL 3, 1997

1.  DESCRIPTION OF PLAN

AMENDMENT AND RESTATEMENT OF THE PHYSICIAN SALES & SERVICE, INC. EMPLOYEE STOCK
     OWNERSHIP AND SAVINGS PLAN

   Effective January 1, 1997, the Physician Sales & Service, Inc. Employee Stock Ownership and Savings Plan (the "Plan") was amended and restated. The Plan was amended to provide for the merger of the Brown's Medical Supply Company Retirement Savings Plan into this Plan effective as of January 1, 1997, and to include other changes required in order to conform with applicable requirements of the Internal Revenue Code (the "IRC").

   The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

   On March 26, 1998, Physician Sales & Service, Inc., the plan sponsor, changed its name to PSS World Medical, Inc. ("PSS" or the "Company").

   The Plan is a defined contribution plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the "Company"). The Plan was created under the provisions of Section 401(a) of the IRC, which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan ("ESOP"), whereby employee and employer contributions are invested in PSS World Medical, Inc. common stock (the "Company's stock"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   The Company has overall responsibility for administering the Plan. Custody of the Plan's assets resides with Northwestern Trust and Investors Advisory Company ("Northwestern Trust"), the Plan trustee (Note 7). Howard Johnson & Company provides record-keeping services for the Plan.

CONTRIBUTIONS

   The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 20% but not less than 1% of compensation, as defined by the Plan, and as limited by requirements of the IRC.

   Employer contributions are made at the discretion of the Company's board of directors and are allocated based on the ratio of each eligible participant's deferred compensation to the total deferred compensation of all eligible participants who are employees of the Company as of the last day of the plan year. Employer contributions are invested by the trustee in the nonparticipant-directed PSS World Medical, Inc. Stock Fund. Employer contributions were $120,000 for fiscal year 1997, net of approximately $82,000 in forfeitures. Employer contributions were $134,496 for fiscal year 1998.

   Certain contributions made to the Plan in 1998 and 1997 were determined to be in excess of allowable limits under the IRC. These contributions will be refunded to the participants subsequent to year end and are recorded in the accompanying financial statements as excess contributions payable.

VESTING

   Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the Company's discretionary contributions based on years of continuous service, as defined in the Plan, according to the following schedule:

        Less than three years of service                           0%
        Three years but less than four years                      20
        Four years but less than five years                       40
        Five years but less than six years                        60
        Six years but less than seven years                       80
        Seven years or more                                      100

   Nonvested portions of the Company's discretionary contributions are forfeited as of an employee's termination date and are used to reduce future Company contributions. At April 2, 1998 and April 3, 1997, forfeited nonvested accounts totaled approximately $19,000 and $10,000, respectively.

BENEFITS

   Upon retirement, death, disability, or other severance of employment, a participant or his or her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account. Balances in participant accounts are paid in a single lump sum or in equal annual installments, at the election of the participant, over a period not extending past the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Balances in the ESOP accounts are generally distributed in shares of the Company's stock (with fractional shares paid in cash) to the participant, by direct transfer to the participant's individual retirement account, or to the plan of the participant's new employer.

PARTICIPANT ACCOUNTS

   Each participant's account is credited with his or her contribution, the Company's discretionary contribution, and an allocation of Plan earnings. Allocations are based on the proportion that each participant's account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

INVESTMENT OPTIONS

   Participants may direct their contributions and any related earnings into seven investment options. Participants may change their investment elections monthly. Participants may not direct the investment of the Company's discretionary contributions. Under the terms of the Plan, employer contributions are invested in the nonparticipant-directed PSS World Medical, Inc. Stock Fund. A description of each investment option as of April 2, 1998, is provided below:

     ALEX BROWN CASH RESERVE FUND

        This money market fund consists of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts, and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

     BOND FUND

        This mutual fund consists of a portfolio invested in marketable corporate debt securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments designed to provide a level of current income consistent with the preservation of capital by investing primarily in bonds.

     BALANCED FUND

        This mutual fund consists of a portfolio invested in securities, including common stocks, preferred stocks, corporate bonds, and U.S. government securities designed to provide conservation of capital, current income, and long-term growth of capital and income.

     GROWTH FUND

        This mutual fund consists of a portfolio invested primarily in common stocks and other securities convertible into common stocks, cash or cash equivalents, straight debt securities, or nonconvertible preferred stocks providing for growth of capital.

     AIM CONSTELLATION FUND

        This mutual fund consists of a portfolio invested in common stocks, with emphasis on medium-sized and smaller emerging-growth companies, designated to provide capital appreciation.

     KAUFMANN FUND

        This mutual fund consists of a portfolio invested in common stocks and convertible preferred stocks and bonds, including convertible bonds, designated to provide capital appreciation.

     PSS WORLD MEDICAL, INC. STOCK (PARTICIPANT-DIRECTED)

        This common stock fund is a participant-directed account in which employee contributions are invested in the stock of the Company.

   Contributions to the nonparticipant-directed PSS World Medical, Inc. Stock Fund represent the Company's discretionary contributions which are invested principally in the Company's stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

   The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INCOME RECOGNITION

   Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

INVESTMENT VALUATION

   Investments of the Plan are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The Company's common stock as of April 2, 1998 and April 3, 1997 is valued at its quoted market price as listed on the NASDAQ National Market under the ticker symbol "PSSI."

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

   Net realized gains and losses and the changes in the unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.

ADMINISTRATIVE EXPENSES

   All administrative expenses of the Plan are paid by the Company.

RECLASSIFICATIONS

   Certain 1997 balances have been reclassed to conform to current year presentation.

3. OTHER RECEIVABLES

   A duplicate distribution was made to a participant during the plan year. The distributed shares were retrieved and redeposited into the Plan on August 28, 1998. The receivables-other at April 2, 1998 represents the fair market value of the shares on that date.

4. TAX STATUS

   On June 3, 1997, the Plan, as amended and restated, received a favorable determination letter from the Internal Revenue Service. The plan administrator and management believe that the Plan, as amended and restated, is designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust continues to be tax-exempt.

5. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6. INFORMATION PROVIDED BY THE CUSTODIANS

   Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedules of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the trustee, certain of this information cannot be provided.

7. RELATED PARTIES

   During periods prior to January 1, 1997, the nonparticipant-directed PSS World Medical, Inc. Stock Fund was held by a transfer agent and managed by the former trustees, who were participants in the Plan. Effective January 2, 1997, trustee responsibilities were transferred to Northwestern Trust, a company not affiliated with the plan sponsor.

   The Plan owns 1,999,313 shares of the Company at April 2, 1998 which represents approximately 3% of the outstanding common stock of the Company at that date. Transactions in the stock of the Company are reported in Schedule II and represent party-in-interest transactions.

8. RECONCILIATION TO FORM 5500

   As of April 2, 1998 and April 3, 1997, the Plan had approximately $143,290 and $1,333,000 of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

   The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended April 2, 1998 and April 3, 1997:

                                                                                                NET ASSETS AVAILABLE
                                                                BENEFITS                            FOR BENEFITS
                                                               PAYABLE TO      BENEFITS      ---------------------------
                                                              PARTICIPANTS       PAID           1998            1997
                                                              ------------   -----------     -----------     -----------
Per financial statements                                        $      0     $ 3,988,849     $65,240,157     $41,038,185
1998 amounts pending distribution to participants
                                                                 143,290         143,290        (143,290)              0
1997 amounts pending distribution to participants
                                                                       0      (1,333,000)              0      (1,333,000)
                                                                --------     -----------     -----------     -----------
Per Form 5500                                                   $143,290     $ 2,799,139     $65,096,867     $39,705,185
                                                                ========     ===========     ===========     ===========

9. SUBSEQUENT EVENTS

   On March 26, 1998, the Company completed a merger with Gulf South Medical Supply, Inc. ("GSMS"). The Plan was amended subsequent to the 1998 plan year end to allow participation by employees of GSMS effective as of May 1, 1998.

                                                                      SCHEDULE I

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 APRIL 2, 1998

                                                                                                   CURRENT
    IDENTITY OF PARTY INVOLVED                DESCRIPTION OF INVESTMENT               COST          VALUE
  -------------------------------     ------------------------------------------     -------     ------------
* PSS WORLD MEDICAL, INC.             PSS World Medical, Inc. Common Stock,
                                      1,999,313 shares                                (a)         $46,865,423

* ALEX BROWN & SONS, INCORPORATED     Alex Brown Cash Reserve Fund, money market
                                      fund                                            (a)             273,102

  THE AMERICAN FUNDS GROUP            The Bond Fund of America, Mutual Fund           (a)             312,251

  THE AMERICAN FUNDS GROUP            American Balanced Fund, Mutual Fund
                                                                                      (a)           6,137,184
  THE AMERICAN FUNDS GROUP            The Growth Fund of America, Mutual Fund

  AIM DISTRIBUTORS, INC.              AIM Constellation Fund, Mutual Fund             (a)           4,360,940

  KAUFMANN                            The Kaufmann Fund, Mutual Fund                  (a)           3,201,810
                                                                                                  -----------
                                                                                                  $64,023,160
                                                                                                  ===========

                       *Represents a party in interest.

     (a) Historical cost information has been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                       FOR THE YEAR ENDED APRIL 2, 1998

                                                                    PURCHASES                             SALES
                                                           --------------------------   --------------------------------------------

                                                              NUMBER                      NUMBER                     COST      NET
                                                                OF          PURCHASE        OF           SELLING      OF       GAIN
  IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSETS      TRANSACTIONS      PRICE      TRANSACTIONS      PRICE      ASSET    (LOSS)

  --------------------------   ------------------------    ------------    ----------   ------------    ----------   -----    ------

* PSS WORLD MEDICAL, INC.      PSS World Medical, Inc.,
                                 common stock                   56         $6,982,366         12        $4,712,083     (a)      (a)

  THE AMERICAN FUNDS GROUP     American Balanced Fund,
                                 mutual fund                    61          2,104,000         36         2,894,853     (a)      (a)



                 *Represents a party-in-interest transaction.

     (a) Historical cost information has been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 29, 1998.

                                       PHYSICIAN SALES & SERVICE, INC.
                                       EMPLOYEE STOCK OWNERSHIP AND
                                       SAVINGS PLAN


                                       NORTHWESTERN TRUST AND INVESTORS
                                       ADVISORY COMPANY, TRUSTEE



                                       By: /s/ Gerry Kelley
                                           ----------------
                                           Gerry Kelley
                                           Vice President